

March 29, 2013

José Antonio Álvarez
Chief Financial Officer
Banco Santander, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain

      Re: **Banco Santander, S.A.**
            Form 20-F for the Fiscal Year Ended December 31, 2011
            Filed April 27, 2012
            File No. 001-12518

Dear Mr. Álvarez:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Hugh West

                  Hugh West
                  Accounting Branch Chief